EXHIBIT 99.04

The Board approved the appointment of senior management

Date of events: 2016/11/11

Contents:

1.Date of occurrence of the event:2016/11/11

2.Company name:Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter ”head office” or ”subsidiaries”):head office

4.Reciprocal shareholding ratios:N/A

5.Cause of occurrence:The 3rd Meeting of the 8th Term Board of Directors approved the appointment of senior management as follows:

(1)As Tai-Feng Leng, President of the International Business Group, retired on August 1, 2014, Ming-Shih Chen, Vice President of the Data Communications Business Group, is promoted to the position on Novermber 11, 2016. Yuan-Kuang Tu, President of the Enterprise Business Group, will be discharged from being the President of the International Business Group concurrently on the same day.

(2)Appoint Yuan-Kuang Tu, President of the Enterprise Business Group, to be the President of the Mobile Business Group.

(3)Appoint Kuo-Feng Lin, President of the Mobile Business Group ,to be the Senior Executive Vice President of the Company.

(4)Appoint Hsiu-Gu Huang, Senior Executive Vice President of the Company, to be the President of the Enterprise Business Group.

(5)The above appointments take effect on November 11, 2016.

6.Countermeasures:None

7.Any other matters that need to be specified:None